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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2005 (MM/DD/YY) AND ENDING November 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLB Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Michelson Suite 620
(No and Street)

Irvine (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Lechman (949) 466-6461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Lechman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLB Trading, Inc., as of November 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CA
County of Orange
Subscribed and sworn (or affirmed) to before me this 30 day of Nov, 2006

Alisha Marie Collins
Notary Public

Signature
President
Title


ALISHA MARIE COLLINS
COMM. # 1511025
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
WASH, D.C.
210

GLB Trading, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended November 30, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
GLB Trading, Inc.:

We have audited the accompanying statement of financial condition of GLB Trading, Inc. (The Company) as of November 30, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GLB Trading, Inc. as of November 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
December 20, 2006

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

GLB Trading, Inc.
Statement of Financial Condition
November 30, 2006

ASSETS

Cash and cash equivalents	$ 760,603
Receivable from brokers and dealers	276,684
Deposit held at clearing firms	51,185
Receivable from related parties	20,000
Computer software, net	15,204
Total assets	$ 1,123,676

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 28,612
Commissions payable	175,579
Due to clearing firms	337,347
Pension payable	131,385
Income taxes payable	21,000
Loan from broker	8,998
Total liabilities	702,921
Stockholder's equity	
Common stock, no par value, 1,500,000 shares authorized, 1,000 issued and outstanding	–
Additional paid-in capital	334,530
Retained earnings	86,225
Total stockholder's equity	420,755
Total liabilities & stockholder's equity	$ 1,123,676

The accompanying notes are an integral part of these financial statements.

GLB Trading, Inc.
Statement of Income
For the Year Ended November 30, 2006

Revenues	
Commissions income	$ 2,650,471
Fee-based and rebate income	1,717,121
Trading gains (losses)	36,280
Interest income	5,558
Total revenue	4,409,430
Expenses	
Commissions and brokerage fees	3,443,589
Employee compensation and benefits	304,885
Communications	29,967
Occupancy and equipment rental	66,454
Taxes, licenses and fees	8,021
Interest	2,490
Other operating expenses	487,933
Total expenses	4,343,339
Income (loss) before income tax provision	66,091
Income tax provision	21,000
Net income (loss)	$ 45,091

The accompanying notes are an integral part of these financial statements.

GLB Trading, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended November 30, 2006

	Common Stock	Additional Paid–In Capital	Retained Earnings	Total
Balance at November 30, 2005	$ –	$ 334,530	$ 41,134	$ 375,664
Contribution of capital	–	–	–	–
Net income (loss)	–	–	45,091	45,091
Balance at November 30, 2006	$ –	$ 334,530	$ 86,225	$ 420,755

The accompanying notes are an integral part of these financial statements.

GLB Trading, Inc.
Statement of Cash Flows
For the Year Ended November 30, 2006

Cash flow from operating activities:		
Net income (loss)		$ 45,091
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 7,596	
(Increase) decrease in:		
Commissions receivable	(235,269)	
Deposits held at clearing firms	(642)	
(Decrease) increase in:		
Accounts payable	28,613	
Commissions payable	126,838	
Due to clearing firms	337,347	
Pension payable	131,385	
Income taxes payable	8,140	
Total adjustments		404,008
Net cash and cash equivalents provided by (used in) operating activities		449,099
Cash flows from investing activities:		-
Cash flows from financing activities:		
Proceeds from loan from broker	(1,003)	
Repayment of loans from shareholder	(215,000)	
Loan to shareholder	(20,000)	
Net cash and cash equivalents provided by (used in) financing activities		(236,003)
Net increase (decrease) in cash and cash equivalents		213,096
Cash and cash equivalents at beginning of year		547,507
Cash and cash equivalents at end of year		$ 760,603

Supplemental disclosure of cash flow information

Cash paid during the period ended November 30, 2006	
Income taxes	$ 12,860
Interest	$ 2,490

The accompanying notes are an integral part of these financial statements.

GLB Trading, Inc.
Notes to Financial Statements
November 30, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

GLB Trading, Inc. (the "Company") was incorporated on June 10, 2002, in the State of California under the name GLBVest, Inc. On April 10, 2006, the Company changed its name to GLB Trading, Inc.. The Company is in the business of securities brokerage and investment counseling. The Company is a member of the National Association of Securities Dealers ("NASD") and Securities Investors Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts and cash in margin accounts as cash equivalents.

Note 2: DEPOSITS WITH CLEARING FIRMS

The Company has deposited $50,000 with their Clearing firms to serve as security for its transactions with them. The balance at November 30, 2006, includes interest earned for a total of $51,185.

Note 3: COMPUTER SOFTWARE, NET

The computer software is at cost. The software is being amortized over its estimated useful life of five (5) years. Depreciation expense for the year ended November 30, 2006, was $7,596.

Note 4: INCOME TAXES

The tax provision at November 30, 2006, consisted of the following;

Federal income tax	$ 14,000
State income tax	7,000
Total income tax provision	$ 21,000

Note 5: RELATED PARTY TRANSACTIONS

The loan from broker is a short term non–interest bearing loan from one of the Company's registered brokers.

The receivable from related parties of $20,000 is from the majority shareholder. This receivable is non-interest bearing and due on demand.

Note 6: PROFIT SHARING PLAN AND DEFINED BENEFIT PLAN

Effective October 9, 2006, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan") and a 412 Defined Benefit Pension Plan. All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more then six (6) months and have been credited with a minimum of 100 hours of service each month. Participants are allowed to defer up to the legal limit or 99% of their compensation, whichever is more. The Company is not permitted to make any contributions to this plan.

The Defined Benefit Plan is available for all employees who have a minimum of one (1) year of service and have reached 21 years of age. The Plan's unit benefit is defined as 20% of the participant's average annual/monthly compensation multiplied by the participant's years of credited service, limited to a maximum of five. For the year ended November 30, 2006, the Company contributed $182,385, to its Defined Benefit Plan.

Note 7: COMMITMENTS AND CONTINGENCIES

In October of 2005, the Company entered into a three year lease for office space.

For the year ended November 30, 2006, rent expense was $48,680.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended November 30, 2006, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 9: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2006, the Company had net capital of $385,371, which was $285,371 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($702,921) to net capital was 1.82 to 1, which is less than the 15 to 1 maximum ratio allowed of a Broker/Dealer.

GLB Trading, Inc.
Notes to Financial Statements
November 30, 2006

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $20,179 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 405,550
Adjustments:		
Non-allowable assets	$ (19,999)	
Haircuts	(180)	
Total adjustments		(20,179)
Net capital per audited statements		$ 385,371

GLB Trading, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2006

Computation of net capital		
Stockholder's equity		
Common stock	$ –	
Additional paid-in capital	334,530	
Retained earnings	86,225	
Total stockholder's equity		$ 420,755
Less: Non–allowable assets		
Receivable from related parties	(20,000)	
Computer software	(15,204)	
Total non–allowable assets		(35,204)
Tentative net Capital		385,551
Haircuts and undue concentration		
Haircuts	(180)	
Undue concentration	–	
Total haircuts and undue concentration		(180)
Net capital		385,371
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 46,861	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 285,371
Percentage of aggregate indebtedness to net capital	1.82:1	

There was a $20,179 difference in net capital computed above and that which was reported by the Company's unaudited Form X-17A-5 report dated November 30, 2006. See Note 10.

See independent auditor's report.

GLB Trading, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of November 30, 2006

A computation of reserve requirement is not applicable to GLB Trading, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

GLB Trading, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of November 30, 2006

Information relating to possession or control requirements is not applicable to GLB Trading, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

GLB Trading, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended November 30, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
GLB Trading, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of GLB Trading, Inc. (the Company), for the year ended November 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
December 20, 2006